EXHIBIT 99.1

Press Release Dated September 22, 2010, Suncor Energy advances

Wintering Hills Wind Power Project

News Release

FOR IMMEDIATE RELEASE

Suncor Energy advances Wintering Hills Wind Power Project

Calgary, Alberta (Sept. 22, 2010) — Suncor Energy today announced that it is moving forward with the construction of its planned 88 megawatt (MW) wind farm near Drumheller, Alberta. The company has signed a Joint Venture agreement with Teck Resources Limited to develop the Wintering Hills Wind Power Project. Under the terms of the agreement, Suncor will own a 70 percent interest and operate the project and Teck will own the remaining 30 percent.

“We’re excited about the opportunity to grow our current renewables portfolio,” said Jim Provias, vice president, Renewable Energy. “Wintering Hills will be Suncor’s biggest wind power project to date and another example of Suncor’s ongoing commitment to increasing renewable energy options in Canada.”

“Teck is committed to the efficient use of energy and responsible management of associated greenhouse gas emissions to create a more sustainable future,” said John Thompson, vice president, Technology and Development at Teck. “We look forward to working with Suncor, a Canadian pioneer in wind power.”

The planned 88 MW Wintering Hills Wind Power Project — which received regulatory approval from the Alberta Utilities Commission (AUC) on June 7, 2010 — will consist of 55 General Electric 1.6 MW turbines located on privately-owned land approximately 21 km south east of Drumheller, Alberta.

“Suncor Energy’s announcement shows that Alberta continues to move in the right direction as we work to increase the role of renewable resources in our energy mix.” said Alberta Energy Minister, Ron Liepert. “We are committed to advancing clean energy production. The Wintering Hills project will help us achieve this goal while contributing to Alberta’s efforts to tap into a more diverse selection of energy sources in the future.”

“Wind energy is a rapidly growing business around the world and one of the key opportunities that Alberta has to clean up its electricity system,” said Marlo Raynolds, executive director of the Pembina Institute. “Alberta needs continued investments in good wind projects if it wants to become a serious player in clean energy. We applaud Suncor for making this investment in spite of uncertain economic times.”

Construction on the project began in July and is expected to be complete by the end of 2011. At peak operation, Wintering Hills is expected to generate enough clean electricity to power approximately 35,000 Alberta homes, displacing the equivalent of approximately 200,000 tonnes of carbon dioxide per year.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Suncor Energy Inc. P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 www.suncor.com

Some of the forward-looking statements may be identified by words like “expected,” “anticipates,” “approximately,” “estimates,” “plans,” “scheduled,” “intends,” “may,” “believes,” “projects,” “indicates,” “could,” “focus,” “vision,” “goal,” “proposed,” “target,” “objective,” “continue” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Forward-looking statements in this news release include references to: the expected completion date of the Wintering Hills Wind Power Project (the “Project”); the planned output capacity and the number of turbines that will be used in relation to the Project; and the expectation that the Project will be able to generate enough clean electricity to power approximately 35,000 Alberta homes. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the second quarter of 2010 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. The company’s renewable energy interests include four operational wind power projects totaling a generating capacity of 147 megawatts and Canada’s largest ethanol plant by production volume with a current production capacity of 200 million litres per year. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

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